Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-202023

Pricing Term Sheet

Pricing Term Sheet

Dated as of October 29, 2015

Norfolk Southern Corporation

$600,000,000 4.650% Senior Notes due 2046

The following information supplements the Preliminary Prospectus Supplement dated October 29, 2015 (the “Preliminary Prospectus Supplement”), and is filed pursuant to Rule 433, under Registration No. 333-202023.

Issuer:	Norfolk Southern Corporation

Principal Amount:	$600,000,000

Format:	SEC Registered

Denominations:	$2,000 x $1,000

Expected Ratings* (Moody’s /S&P):	Baa1 / BBB+

Trade Date:	October 29, 2015

Settlement Date:	November 3, 2015 (T+3)

Maturity Date:	January 15, 2046

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2016

Benchmark Treasury:	3.000% due May 15, 2045

Benchmark Treasury Price /Yield:	100-18 / 2.971%

Spread to Benchmark Treasury:	T+172 basis points

Yield to Maturity:	4.691%

Coupon:	4.650%

Public Offering Price:	99.327% of the principal amount

Optional Redemption:	Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is six months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, and (ii) if the notes are redeemed on or after the date that is six months prior to the Maturity Date, 100%.

CUSIP# / ISIN#:	655844BR8 / US655844BR82

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman, Sachs & Co. at 1-866-471-2526 or Wells Fargo Securities, LLC at 1-800-645-3751. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.